

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2012

Via Facsimile
David R. Koos
Chief Executive Officer
Entest BioMedical, Inc.
4700 Spring Street, Suite 304
La Mesa, CA 91942

      Re: **Entest BioMedical, Inc.**
                     Amendment No. 1 to Registration Statement on Form S-1
                     Filed July 31, 2012
                     File No. 333-182073

Dear Mr. Koos:

We have reviewed your response to our letter dated July 2, 2012 and have the following additional comments.

Directors, Executive Officers, Promoters and Control Persons, page 88

1. Please add a separately captioned section disclosing the information called for by Item 404(a) to Regulation S-K and file all related party agreements as exhibits to your amended registration statement to the extent you have not already done so.

Exhibit 5.1

2. We note you have reduced the number of shares of common stock subject to the registration statement. Please have counsel revise and refile its opinion accordingly.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any questions you may have.

                                    Sincerely,

                                      /s/ Max A. Webb

                                      Max A. Webb
                                      Assistant Director